[Letterhead of Sutherland Asbill & Brennan LLP]

October 25, 2016

VIA EDGAR

Alison White, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Madison Harbor Balanced Strategies, Inc. Definitive Proxy Statement (File No. 811-21479)

Dear Ms. White:

On behalf of Madison Harbor Balanced Strategies, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on October 21, 2016 regarding the Company’s preliminary proxy statement filed on October 14, 2016. The Staff’s comments are set forth below and are followed by the Company’s responses. References to the “proxy statement” contained herein are to the definitive proxy statement filed with the SEC concurrently with this letter.

1.	Comment: Please file a copy of the proxy card for the Staff’s review.

Response: The Company has filed the proxy card with the proxy statement.

2.	Comment: In the Notice of Special Meeting, the first paragraph under proposal three states that shareholders of record as of October 14, 2016 have the right to vote. Please reconcile that with the October 17, 2016 record date stated throughout the rest of the document.

Response: The Company has updated the disclosure in the Notice of Special Meeting to state that shareholders of record as of October 17, 2016 have the right to vote.

3.	Comment: On page 3 in the “General Information about the Special Meeting and Voting” section, please define Interests in the response to Question 5.

Response: The Company has added the requested disclosure on page 3 of the proxy statement.

Ms. Alison White

Division of Investment Management

October 25, 2016

4.	Comment: On page 7 in the “Summary Term Sheet of the Agreement of Sale and Purchase” section, please disclose the Purchaser’s address as required by Item 15(c) of Schedule 14A.

Response: The Company has added the requested disclosure on page 8 of the proxy statement.

5.	Comment: On page 8 in the “Summary Term Sheet of the Agreement of Sale and Purchase” section, please disclose the amount of the fee that the Company may be required to pay the Purchaser in connection with termination of the Purchase Agreement.

Response: The Company has added the requested disclosure on page 9 of the proxy statement.

6.	Comment: With respect to the first paragraph of page 12 regarding the valuation methodology, please consider either writing the language in plain English or using a graphic representation of the numbers.

Response: The Company has revised the noted disclosure on page 13 of the proxy statement.

7.	Comment: On page 26 in the “Voting Information” section, please disclose here, as is disclosed on page 4, that each share is entitled to one vote and partial shares are entitled to fractional votes.

Response: The Company has added the requested disclosure on page 28 of the proxy statement.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Jeanne Waters at (212) 389-5009.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Michael Fortier, Madison Harbor Balanced Strategies, Inc.

Jeanne M. Waters, Sutherland Asbill & Brennan LLP